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September 27, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0309
Attn.: Mark P. Shuman, Branch Chief—Legal

RE:	BIO-key International, Inc. Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 Filed on August 2, 2006 (File No. 333-120104)
Post-Effective Amendment No. 4 to Registration Statement on Form SB-2 Filed on August 2, 2006 (File No. 333-115037)

Ladies and Gentlemen:

        On behalf of our client, BIO-key International, Inc. (the "Company"), we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated August 25, 2006 (the "Comment Letter") to Mr. Michael W. DePasquale, Chief Executive Officer of the Company, with respect to the Company's (i) Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-120104), which was filed with the Commission on August 2, 2006 (the "September 2004 Registration Statement"), and (ii) Post-Effective Amendment No. 4 to Registration Statement on Form SB-2 (File No. 333-115037), which was filed with the Commission on August 2, 2006 (the "March 2004 Registration Statement").

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized in the Comment Letter. Filed herewith via EDGAR is Post-Effective Amendment No. 3 to the September 2004 Registration Statement ("Post-Effective Amendment No. 3") and Post-Effective Amendment No. 5 to the March 2004 Registration Statement ("Post-Effective Amendment No. 5").

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Securities and Exchange Commission
September 27, 2006

Post-Effective Amendment No. 2 to Registration Statement on Form SB-2

General

  1.
  Please ensure that your filing includes all required information and that the disclosure is provided as of the most recently practicable date prior to the filing of your next amendment. For example, revise your filing to:

  •
  include updated financial statements, consents and related disclosure pursuant to Item 310(g) of Regulation S-B;

  •
  update your beneficial ownership information which is dated March 15, 2006;

  •
  disclose and discuss the transactions with the selling security holders as reported in your Form 8-K dated August 10, 2006.

        The Company has updated its disclosure contained in the September 2004 Registration Statement and the March 2004 Registration Statement in accordance with the Staff's comment.

Cover Page

  2.
  The cover pages of each filing should inform investors that in addition to the shares being offered under that prospectus, a separate offering of a specified number of additional shares is being concurrently conducted by means of other prospectuses. Please revise to disclose your concurrent offerings and to state the number of shares currently being offered under your other registration statements.

        The Company has updated the cover pages of the September 2004 Registration Statement and the March 2004 Registration Statement in accordance with the Staff's comment.

Selling Security Holders, page 79

  3.
  Describe the basis for adding 42,335 additional shares issuable upon conversion of the secured convertible notes and 2,130,552 shares issuable upon conversion of the subordinated convertible term notes that were not included in the original registration statement. In your response letter, explain why you believe that the addition of these shares in the manner proposed conforms to Rule 413. If the additional shares may be included by post-effective amendment, this section should clearly disclose for each selling security holder the transactions by which they received their shares subject to resale and specifically should be clear as to the reasons for, and the transactions by which these additional shares were included. We note cross-references in your footnotes to other sections where the material terms of the transaction are contained may be appropriate.

Securities and Exchange Commission
September 27, 2006

        The Company added 42,335 additional shares issuable upon conversion of the secured convertible term notes (the "September 2004 Secured Notes") and 2,130,552 additional shares issuable upon conversion of the subordinated convertible term notes (the "September 2004 Subordinated Notes") solely to reflect corresponding adjustments to the conversion prices of the September 2004 Secured Notes and September 2004 Subordinated Notes, respectively, that occurred subsequent to the original filing of the September 2004 Registration Statement pursuant to certain anti-dilution adjustment provisions included in such notes. Specifically, each of the September 2004 Secured Notes included the following Section 3.4(C):

  "Share Issuances. Subject to the provisions of this Section 3.4, if the Borrower shall at any time prior to the conversion or repayment in full of the Principal Amount issue any shares of Common Stock or securities convertible into Common Stock to a person other than the Holder (except (i) pursuant to Subsections A or B above; (ii) pursuant to options, warrants, or other obligations to issue shares outstanding on the date hereof as disclosed to Holder in writing; or (iii) pursuant to options that may be issued under any employee incentive stock option and/or any qualified stock option plan adopted by the Borrower) for a consideration per share (the "Offer Price") less than the Fixed Conversion Price in effect at the time of such issuance, then the Fixed Conversion Price shall be immediately reset to such lower Offer Price at the time of issuance of such securities."

        Additionally, each of the September 2004 Subordinated Notes included the following Section 3.4(C):

  "Share Issuances. Subject to the provisions of this Section 3.4, if the Borrower shall at any time prior to the conversion or repayment in full of the Principal Amount issue any shares of Common Stock or securities convertible into Common Stock to a person other than the Holder (except (i) pursuant to Subsections A or B above; (ii) pursuant to options, warrants, or other obligations to issue shares outstanding on the date hereof as disclosed to Holder in writing; or (iii) pursuant to options that may be issued under any employee incentive stock option and/or any qualified stock option plan adopted by the Borrower; provided, however that the Borrower may not amend any current options, warrants, or other obligations to issue shares set forth in clauses (ii) and (iii) without the prior written consent of Shaar) for a consideration per share (the "Offer Price") less than the Fixed Conversion Price in effect at the time of such issuance, then the Fixed Conversion Price shall be immediately reset to such lower Offer Price at the time of issuance of such securities."

        As disclosed in the September 2004 Registration Statement, the Company entered into a Securities Purchase Agreement dated as of January 23, 2006 with The Shaar Fund, Ltd., Longview Fund, L.P. and Longview Special Finance, Inc., pursuant to which the Company issued and sold to such investors convertible term notes in the aggregate original principal

Securities and Exchange Commission
September 27, 2006

amount of $1,000,000, which notes were convertible into shares of the Company's Series B Preferred Stock (and which notes did automatically convert by their terms into shares of Series B Preferred Stock on February 22, 2006), which shares were initially convertible into shares of the Company's Common Stock at a conversion price of $0.70 per share. The issuance of these convertible term notes triggered the anti-dilution adjustment provisions described above with respect to the September 2004 Secured Notes and the September 2004 Subordinated Notes that remained outstanding at that time. The fixed conversion price of the September 2004 Secured Notes, therefore, would have been adjusted downward to $0.70 as a result of this issuance in accordance with Section 3.4(C) of such notes. However, as disclosed in the September 2004 Registration Statement, the Company entered into an Amendment and Waiver as of January 23, 2006 with Laurus Master Fund, Ltd., the holder of the then outstanding September 2004 Secured Notes, that provided that the fixed conversion price of the September 2004 Secured Notes would be set at $0.85 as a result of this issuance instead of $0.70. The fixed conversion price of the then outstanding September 2004 Subordinated Notes was adjusted downward to $0.70 as a result of the Company's issuance of the January 23, 2006 convertible term notes in accordance with Section 3.4(C) of the September 2004 Subordinated Notes.

        The Company, therefore, calculated that 42,335 additional shares of Common Stock would be issuable upon conversion of the outstanding September 2004 Secured Notes as of the filing of the Post-Effective Amendment No. 2 to the September 2004 Registration Statement as a result of the fixed conversion price of such notes being adjusted downward to $0.85 and that 2,130,552 additional shares of Common Stock would be issuable upon conversion of the outstanding September 2004 Subordinated Notes as of the filing of the Post-Effective Amendment No. 2 to the September 2004 Registration Statement as a result of the fixed conversion price of such notes being adjusted downward to $0.70. Based on Rule 416 under the Securities Act of 1933, as amended, the Company added these shares to the Post-Effective Amendment No. 2 in order to provide the most accurate estimate available regarding the number of shares that may be issuable upon conversion, from time to time, of principal, interest and fees under the September 2004 Secured Notes and the September 2004 Subordinated Notes held by the selling security holders.

        In response to the Staff's comment, the Company has amended its disclosure in the footnotes to the selling security holder table located on pages 86 through 91 of the Post-Effective Amendment No. 3 to further clarify these additional shares.

Post-Effective Amendment No. 4 to Registration Statement on Form SB-2

  4.
  Please review your registration statement in conformity with any applicable portion of comments 1 and 2.

        The Company has updated the March 2004 Registration Statement in accordance with the Staff's comment.

Securities and Exchange Commission
September 27, 2006

* * * *

        The Company hereby acknowledges that:

  •
  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-4028 or Charles J. Johnson at (617) 248-4020. Thank you.

Very truly yours,

/s/ Brian J. Carr

Brian J. Carr

cc:
Francis J. Cusick
Charles J. Johnson